Room 4561

January 19, 2007

Mr. Gregory E. Hare
Chief Financial Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, VA 20170

> **Re: Guardian Technologies International, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004, as amended**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, June 30 and**
> **   September 30, 2005, as amended**
> **Forms 8-K filed on March 31 and May 23, 2005**
> **File No. 0-28238**

Dear Mr. Hare:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting

cc: <u>Via Facsimile</u>
        Neil R.E. Carr, Esquire
        Babirak, Vangellow & Carr, P.C.
        1920 L Street, N.W., Suite 525
        Washington, D.C. 20036
        Telephone: (202) 417-0916
        Facsimile: (202) 318-4486